Exhibit 99.1

GOLD RESERVE LTD.

November 26, 2024	TSX.V: GRZ NR-24-21

GOLD RESERVE ANNOUNCES RECEIPT OF PROPOSAL LETTER FROM THE CANADA REVENUE AGENCY TO REASSESS

Pembroke, Bermuda - Gold Reserve Ltd. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) announces that it received a letter dated November 14, 2024 (the “Proposal Letter”) from the Canada Revenue Agency (the “CRA”) advising that, subject to submissions by Gold Reserve, the CRA proposes to reassess the Company to include in its income certain amounts, including amounts in respect of the September 2014 arbitral award (“Arbitral Award”) and/or the Company’s settlement agreement with Bolivarian Republic of Venezuela. As previously disclosed, the Company has been under examination by the CRA in excess of three years. The Proposal Letter was received subsequent to the Company’s continuance from Alberta, Canada to Bermuda.

The Proposal Letter consists of multiple alternative bases of assessment, in respect of the 2014, 2016, 2017 and 2018 taxation years of the Company. The maximum potential income inclusion amounts as set out in the Proposal Letter are the full amount of the Award of US$740.3 million, the sales proceeds of the mining data related to the Brisas Project of US$240 million, a Cdn$50.1 million 2017 shareholder benefit and a Cdn$163.2 million 2018 shareholder benefit (exclusive of interest and any penalties); however these amounts do not take into account any deductions or adjustments that may be available to the Company to reduce the amount of the proposed income inclusions. In the approximately ten years since the Award was granted, the Company has received approximately $14 million pursuant to the Award. The Company’s U.S. subsidiary received US$240 million related to the mining data and reported such amount as taxable income. At this time, given the multiple alternative bases of assessment proposed, we are unable to estimate the potential tax impact but are working diligently along with our advisors to do so. The matter is highly uncertain, particularly given the unusual nature of the proposed alternative assessments. The CRA has delayed reassessment of the above proposed audit adjustments to January 31, 2025 to provide the Company an opportunity to respond to the Proposal Letter.

The Company is preparing to defend its previous tax filing positions and assessing the potential outcomes of this matter. The Company will respond to the Proposal Letter and, failing a resolution of the matter, the CRA may proceed to issue a notice of reassessment. If the CRA reassesses the Company as described in the Proposal Letter, the Company will have 90 days from the issuance of the notice of reassessment to prepare and file a notice of objection which would be reviewed by CRA’s Appeals Division. At that time, the Company would be required to pay 50% of the assessed tax liability and interest in order to preclude CRA from initiating collections action. This payment, if made, would have a material adverse impact on the financial position of the Company and may lead to substantial doubt about the Company’s ability to continue as a going concern. If the CRA is not in agreement with the Company’s notice of objection, within the prescribed period, the Company would have the right to appeal to the Tax

Court of Canada. If a notice of reassessment is received, the Company currently estimates that the ultimate resolution of the matter may take two to four years. If the Company is ultimately successful in defending its position, then any taxes, interest and penalties paid to CRA would be refunded plus interest. If CRA is successful, then any taxes payable plus interest and any penalties would have to be remitted. This would have a material adverse impact on the financial position of the Company and may lead to substantial doubt about the Company’s ability to continue as a going concern.

Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management. There is no assurance that the CRA tax examinations to which we are currently subject will result in favorable outcomes.

Cautionary Statement Regarding Forward-Looking statements

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. They are frequently characterized by words such as “anticipates”, “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed”, “positioned” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements contained in this press release include, but are not limited to, statements relating to the Proposal Letter, any CRA reassessments (including potential tax liabilities relating thereto), timing of the resolution thereof, the Company’s financial position and ability to continue as a going concern.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause actual events, outcomes or results in Gold Reserve to be materially different from out estimated outcomes, results, performance, or achievements expressed or implied by those forward-looking statements, including but not limited to, the impact of potential income tax liabilities (including the impact on the Company’s financial position and ability of the Company to continue as a going concern) if the Company is liable under the assessments either as proposed in the Proposal Letter or pursuant to a different basis of assessment, the Company’s response to the Proposal Letter (including its tax filing positions), the Company’s intention to defend potential reassessments if issued by CRA, any adjustments or deductions that may be available to the Company to reduce amounts payable under any reassessments, possible audits of other taxation years of the Company and the length of time it may take to resolve the issues raised in the Proposal Letter or any subsequent objection to or appeal of reassessment.

For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s management information circular dated August 20, 2024, the Company’s Management’s Discussion & Analysis for the 6-month period ended June 30, 2024, the Annual Information Form on Form 40-F and Management’s Discussion & Analysis for the year ended December 31, 2023 and other reports that have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking information or statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking information or statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information regarding Gold Reserve Ltd., please contact:

Paul Rivett

(800) 625-9550

Rosebank Centre, 5th Floor, 11 Bermudiana Road, Pembroke HM 08, Bermuda

investorrelations@goldreserve.bm